UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934


                        ENERJEX RESOURCES, INC.
                        -----------------------
                            (Name of Issuer)

                     Common Stock, $0.001 par value
                     ------------------------------
                     (Title of Class of Securities)

                                292758109
                                ---------
                             (CUSIP Number)


                             June 21, 2007
                             -------------
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ] Rule 13d-1(b)


   [x] Rule 13d-1(c)


   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 292758109                SCHEDULE 13G                  Page 2 of 9

1.  Names of Reporting Persons.           Enable Capital Management, LLC

    I.R.S. Identification Nos. of above persons               73-1625368
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]
    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        Delaware

Number of     5.    Sole Voting Power                          2,000,000
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     2,000,000
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                2,000,000
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)               9.0%

14. Type of Reporting Person (See Instructions)                       OO

CUSIP 292758109                SCHEDULE 13G                  Page 3 of 9

1.  Names of Reporting Persons.             Enable Growth Partners, L.P.

    I.R.S. Identification Nos. of above persons               75-3030215
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]
    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        Delaware

Number of     5.    Sole Voting Power                          1,500,000
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     1,500,000
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                1,500,000
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)               6.8%

14. Type of Reporting Person (See Instructions)                       PN

CUSIP 292758109                SCHEDULE 13G                  Page 4 of 9

1.  Names of Reporting Persons.                       Mitchell S. Levine

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]
    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                   United States

Number of     5.    Sole Voting Power                          2,000,000
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     2,000,000
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                2,000,000
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)               9.0%

14. Type of Reporting Person (See Instructions)                       IN

CUSIP 292758109                SCHEDULE 13G                  Page 5 of 9

Item 1(a).  Name of Issuer:

    Enerjex Resources, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

    7300 W. 110th, 7th Floor
    Overland Park, KS  66210

Item 2(a).  Names of Persons Filing:

    Enable Capital Management, LLC ("ECM")

    Enable Growth Partners, L.P. ("EGP")

    Mitchell S. Levine

Item 2(b).  Address of Principal Business Office or, if none, Residence:

    The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).  Citizenship:

    Reference is made to Item 4 of pages 2, 3, and 4, of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

    Common Stock, $0.001 par value

Item 2(e).  CUSIP Number:

    292758109

Item 3. If this statement is filed pursuant to section section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act
            (15 U.S.C. 78o).

    [ ] (b) Bank as defined in section 3(a)(6) of the Act
            (15 U.S.C. 78c).

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act
            (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP 292758109                SCHEDULE 13G                  Page 6 of 9

    [ ] (e) An investment adviser in accordance with section 240.13d-
            1(b)(1)(ii)(E);

    [ ] (f) An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

    [ ] (g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

    [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    [ ] (j) Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

    Reference is hereby made to Items 5-9 and 11 of pages 2, 3, and 4, of this Schedule 13, which Items are incorporated by reference herein.

    ECM, as general partner and investment manager of EGP and other client accounts, may be deemed to have the power to direct the voting or disposition of the Issuer's common stock held by EGP or any such other accounts. Therefore, ECM, as EGP's and those other accounts' general partner and investment manager, and Mitchell S. Levine, as managing member and majority owner of ECM, may be deemed to beneficially own the common stock owned by EGP and such other accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, insofar as it or he may be deemed to have the power to direct the voting or disposition of that common stock.

    Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mitchell S. Levine is, for any other purpose, the beneficial owner of any securities to which this Schedule relates (the "Securities"), and each of ECM and Mitchell S. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

CUSIP 292758109                SCHEDULE 13G                  Page 7 of 9

    The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, and 4 was derived from the Issuer's Form SB-2 Registration Statement Under the Securities Act of 1933 filed with the Securities and Exchange Commission on June 26, 2007, in which the Issuer stated that the number of shares of its common stock, $0.001 par value, outstanding as of June 21, 2007 was 22,203,256 shares.

Item 5.  Ownership of Five Percent or Less of a Class

    Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    ECM serves as general partner and investment manager to certain client accounts, in addition to EGP, that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock. Other than as reported in this Schedule, no individual client's holdings exceed five percent of that common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8.  Identification and Classification of Members of the Group

    Not applicable.

Item 9.  Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 292758109                SCHEDULE 13G                  Page 8 of 9

                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 2, 2007             ENABLE CAPITAL MANAGEMENT, LLC

                                 By:  /s/ Mitchell S. Levine
                                      --------------------------
                                      Mitchell S. Levine, its
                                      Managing Member

                                 ENABLE GROWTH PARTNERS, L.P.
                                 By:  Enable Capital Management,
                                      LLC, its General Partner

                                 By:  /s/ Mitchell S. Levine
                                      --------------------------
                                      Mitchell S. Levine, its
                                      Managing Member

                                 MITCHELL S. LEVINE

                                 /s/ Mitchell S. Levine
                                 ----------------------
                                 Mitchell S. Levine




                              EXHIBIT INDEX

    Exhibit A      Joint Filing Undertaking                       Page 9

CUSIP 292758109                SCHEDULE 13G                  Page 9 of 9

                                EXHIBIT A

                        JOINT FILING UNDERTAKING

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  July 2, 2007             ENABLE CAPITAL MANAGEMENT, LLC

                                 By:  /s/ Mitchell S. Levine
                                      --------------------------
                                      Mitchell S. Levine, its
                                      Managing Member

                                 ENABLE GROWTH PARTNERS, L.P.
                                 By:  Enable Capital Management,
                                      LLC, its General Partner

                                 By:  /s/ Mitchell S. Levine
                                      --------------------------
                                      Mitchell S. Levine, its
                                      Managing Member

                                 MITCHELL S. LEVINE

                                 /s/ Mitchell S. Levine
                                 ----------------------
                                 Mitchell S. Levine